Exhibit 99.1

Sinovac Sets the Record Straight Regarding False Statements by Shandong Sinobioway Biomedicine Co., Ltd.

- Expresses Concern over Aggressive and Damaging Actions Taken by a Minority Shareholder of Sinovac's Beijing Subsidiary –

- Reaffirms Commitment to Take All Appropriate Actions to Protect Company and Shareholder Interests –

BEIJING, April 18, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac " or the "Company"), a leading provider of biopharmaceutical products in China, today issued the following statement to set the record straight following a series of false statements and damaging actions by Shandong Sinobioway Biomedicine Co., Ltd. ("Shandong Sinobioway") intended to mislead and publicly harm the interest of Sinovac and our shareholders:

"Contrary to Shandong Sinobioway's claims, Sinovac Biotech Co., Ltd. ("Sinovac Beijing"), one of our controlled subsidiaries in China, has never refused to provide the financial statements requested by Sinobioway Biomedicine Co., Ltd. ("Sinobioway"), a wholly owned subsidiary of Shandong Sinobioway,  regarding its 26.91% minority shareholding interest in Sinovac Beijing. Sinovac Beijing will deliver its audited 2017 annual financials to Sinobioway upon completion of its annual audit. We have been in regular communications with Sinobioway regarding the planned timing of the completion of the audit and have responded to their requests for information, before the above mentioned false statement was issued by Shandong Sinobioway.

On April 17, 2018, Aihua Pan, the Chairman of the Board of Sinovac Beijing appointed by Sinobioway, and dozens of unnamed individuals forcibly entered Sinovac Beijing's corporate offices and limited the physical movements of employees in Sinovac Beijing's general manager's office and finance department in an attempt to wrongfully take control of Sinovac Beijing's official seal, legal documents, accounting seal, financial documents and financial information systems. In addition, these individuals disrupted Sinovac Beijing's hepatitis A vaccine production and seasonal flu vaccine production by cutting power, seriously impacting Sinovac Beijing's production and manufacturing processes and very possibly damaging product quality. Due to Sinobioway's actions, Sinovac Beijing has been forced to destroy affected products. To maintain product safety, Sinovac Beijing has decided to stop production at the impacted facility at this time and will take every action to eliminate any biological safety risks due to the power outage.

The false statements from Shandong Sinobioway and damaging actions by Sinobioway are further attempts to confuse the investing public, undermine our important work of delivering critical vaccines to the public, and harm our shareholders.  Our Board of Directors and management will continue to take all appropriate actions to protect the interests of all our shareholders.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.  For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts:

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
ir@sinovac.com

Media
ICR Inc.
United States
Phil Denning
1-646 277 1258
Phil.denning@icrinc.com

China :
Edmond Lococo
+86 10 6583 7510
Edmond.Lococo@icrinc.com

Investors:
ICR Inc.
Bill Zima U.S: 1-203--682-8233
Email: william.zima@icrinc.com